04045396

Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

4 October 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

SUPPL

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
08/09/2004	Norwood Increases Stake in Immunology
23/09/2004	Drug Delivery Patent Granted in Australia
05/10/2004	Norwood Appoints Three USA Based Non-Executive Directors

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dw 10/7

NORWOOD ABBEY

NORWOOD APPOINTS THREE USA BASED NON-EXECUTIVE DIRECTORS

Key Points:

- ***Three new USA based directors appointed to Norwood Abbey Board of Directors***
  - ***Elizabeth Wyatt – former Vice President, Corporate Licensing, Merck and Co,***
  - ***Richard Zahn – former President, Schering Laboratories and former Corporate Vice President of Schering-Plough Corporation***
  - ***Ian Hunter – Professor, Massachusetts Institute of Technology (MIT) Boston***
- ***Combined expertise in pharmaceutical industry licensing, acquisitions and business development and medical device research and development***
- ***Significantly enhances calibre of Norwood Abbey Board of Directors***

Medical technologies group Norwood Abbey Ltd [ASX:NAL, NASDAQ:NABYF)] advises that it has appointed three new non-executive directors to the Board of Directors. Their appointments significantly strengthen the Board of Norwood and they bring extensive experience and skill sets that will greatly assist the company as it continues to expand globally.

The new directors are Mrs. Elizabeth Wyatt, Mr. Richard Zahn and Professor Ian Hunter.

Executive Chairman, Peter Hansen stated: "Norwood Abbey's business focus is on the development and international commercialisation of medical projects. During the course of this calendar year, and in relation to the commercialisation of our drug delivery and ophthalmology projects, the Company has made a number of senior executive appointments in the USA, Europe and Asia.

In conjunction with the expansion of the Company into international markets Norwood has been actively seeking to appoint new Board members. I am delighted that Elizabeth, Richard and Ian have agreed to join the Norwood team. Their knowledge, expertise and advice will be invaluable as the Company continues to expand and grow its business and moves towards a listing on the US NASDAQ exchange."

Mrs. Elizabeth Wyatt was employed by one of the world's most highly regarded and successful pharmaceutical companies, Merck and Co., Inc. for 20 years. During the period between 1980 and 2000, Elizabeth held a number of senior roles and most recently was Vice President, Corporate Licensing.

She has extensive experience in corporate licensing and acquisition with responsibilities including compound and technology acquisition, research collaborations and competitive and licensing information functions.

Elizabeth led an experienced staff that successfully concluded numerous and commercially successful deals with biotechnology, pharmaceutical and drug delivery companies, which included a fully integrated vaccine joint venture in Europe with Aventis and partnerships with Schering-Plough for the cholesterol-lowering drugs, ZETIA and VYTORIN.

Since 2002 Mrs. Wyatt has been a Board member of MedImmune, Inc., ARIAD Pharmaceuticals, Inc. and Neose Technologies. She is on the Board of Trustees of the Randolph-Macon College (Chair of Committee on Trustees; Past Chair, Nominating and Enrollment Committees; 1997 presidential Selection Committee) and recently joined the Board of Trustees at Sweet Briar College.

Mr. Richard Zahn has more than 30 years of experience in the Biotechnology and Pharmaceutical industries. Most recently, Richard was President of Schering Laboratories, Director, Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation, a global research-based company engaged in the discovery, development, manufacturing, and marketing of pharmaceutical biotechnology products and health care products worldwide. Schering Laboratories is the U.S. prescription pharmaceutical marketing arm for Schering-Plough. He is well established as both a leader and strategist in healthcare research and development, professional and consumer marketing, sales force management, managed care, State and Federal relations, and human resources.

Mr. Zahn's accomplishments at Schering were many and varied. As President of Schering Laboratories, he directed the Corporation's primary business unit through the most dynamic growth period in its history, transforming it from a US$1.5 billion organisation to a US$6 billion major company. Between 1996 and 2001 Schering Labs sales grew at double-digit rates, and the company expanded to employ some 4,000 professionals.

Under his stewardship, Schering Labs created and developed important prescription therapeutic markets ranging from non-sedating antihistamines (Claritin and Clarinex) to the successful treatment of Hepatitis-C (Intron-A, Rebetron, and Peg-Intron).

Prior to Schering-Plough, Richard was with Johnson and Johnson (1973 and 1992) where he held a numbers of senior positions in sales and marketing and product development.

Professor Ian Hunter is a Chaired Professor in the Department of Mechanical Engineering at Massachusetts Institute of Technology (MIT) and is also a Professor of Biological Engineering at MIT. He is Head of the MIT BioInstrumentation Laboratory and is also co-Director of the Brit and Alex d'Arbeloff Laboratory for Information Systems and Technology at MIT.

Professor Hunter was recently recognised for outstanding teaching, receiving both the Keenan Award for Innovation in Undergraduate Teaching and the Bose Award for Excellence in Teaching.

Professor Hunter holds the BSc, MSc and PhD degrees and has over 250 scientific publications and many patents. He has founded or co-founded a number of companies including Advanced Instrumentation Systems, BioTrove, Molecular Mechanisms, and InterMed Advisors.

Under Norwood's Sponsored Research Agreement with MIT, Ian and his team (at MIT) have been developing two projects - a needle-free drug delivery system and a micro-needle based controlled delivery technology.

For further information on Norwood Abbey visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin
bromanin@norwoodabbey.com.au
+61 3 9782 7333

Michael Kotowicz
RADAR Investor Relations
+61 2 8256 3333

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
+1 212 838 3777
Bruce Voss
+1 310 691 7100
Bvoss@lhai.com

NORWOOD ABBEY

DRUG DELIVERY PATENT GRANTED IN AUSTRALIA

Key Points:

- ***Patent grants in Australia (patent number 771818)***
- ***Granted claims cover key aspects of drug delivery device technology***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent relating to its drug delivery technologies has been granted.

The Australian Patent Office has granted Patent Number 771818 – "Remote and Local Controlled Delivery of Pharmaceutical Compounds Using Electromagnetic Energy" with 12 claims.

Norwood's electromagnetic drug delivery technology is based on the discovery that electromagnetic energy can breach a barrier membrane, such as the skin, or other tissue membrane to increase permeation of a drug through the membrane or to drive the drug through the breach. For transdermal delivery, application of electromagnetic energy to the skin and to a drug in contact with the skin rapidly heats the area to generate a force to alter or ablate the skin causing a breach while simultaneously propelling the drug through the breach.

The claims of AU Patent Number 771818 relate to a system and method of controlling delivery of a drug to an individual. A patch is designed for topical placement on the individual and has an electrode and a microprocessor to receive a signal from a communications device, for example, a computer, to deliver electromagnetic energy through the electrode to the drug and the area in contact with the patch. Thus, a dose of the drug is delivered to the individual.

The Australian patent derives from PCT Application No. US00/13559 with a filing date of 17 May 2000 and a priority date of 17 May 1999 (which is the filing date of corresponding United States Patent No. 6,689,380, issued 10 February 2004.) It is presently recorded in the names of the inventors, who devised the electromagnetically controlled drug delivery system, however, Norwood Abbey Ltd. holds rights to this intellectual property via an agreement in place with the inventors. Applications for grant of a patent also have been filed in the European countries, Japan and Canada to protect this technology.

The technology is not related to Norwood's laser technology and represents an additional drug delivery opportunity. Norwood intends to seek third party interest in progressing the development of the concept.

The granting of the patent further strengthens Norwood's intellectual property position in the area of drug delivery.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Investor Contact
Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor Contact
Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

Norwood Abbey Ltd ABN 20 085 162 456
53 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au
www.norwoodabbey.com

NORWOOD INCREASES STAKE IN IMMUNOLOGY

Medical technologies group Norwood Abbey Ltd advises that it has increased its shareholding and option holding in Norwood Immunology Ltd through an off market transaction. Norwood Abbey has acquired 3,200,000 shares and 320,000 options at a consideration of 38 pence per share and zero per option. The consideration has been satisfied by the issue of 4,000,000 Norwood Abbey shares at a deemed price of $.78. Norwood Abbey now holds approximately 86% of the issued shares of Norwood Immunology Ltd. Norwood Abbey believes that the opportunity to increase its shareholding, acquired on favourable terms, is in the best interests of the company.

For further information, visit www.norwoodabbey.com

Australia Company Contacts
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8256-3333

U.S. Investor Contacts
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,000,000at $0.78 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration for purchase of 3,200,000 Norwood Immunology Limited shares
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 September 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	165,041,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	21,812,001 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....01/07/2004..............

Print name: ......Jeffrey H. Bell...............................

== == == == ==

+ See chapter 19 for defined terms.